
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 8, 2007

Mr. Ian T. Bothwell
Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
Rio Vista Energy Partners L.P.
820 Gessner Road, Suite 1285
Houston, TX   77024

> **Re: Rio Vista Energy Partners L.P.**
> **Form 10-K/A2 for the Fiscal Year Ended December 31, 2005**
> **Filed February 1, 2007**
> **Form 10-K/A1 for the Fiscal Year Ended December 31, 2005**
> **Filed December 15, 2006**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed April 6, 2006**
> **Response Letters Dated September 13, 2006, December 15, 2006**
> **and February 1, 2007**
> **File No. 000-50394**

Dear Mr. Bothwell:

      We have reviewed your Form 10-K/A2 for the fiscal year ended December 31, 2005, and your response letter dated February 1, 2007, and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A2 for the Fiscal Year Ended December 31, 2005

Financial Statements

1.   We see that you filed an amendment in response to prior comment 1, to include additional financial statements of your predecessor. However, we had advised that you needed to cover the two-month period preceding the spin-off, August and September, 2004. Instead, you now present financial statements for this entity, indicating the period of coverage is the five months ending December 31, 2004, three months beyond the spin-off date, a period that is already reflected in your historical financial statements.

        We also see that you included a note on page 87, stating that although the financial statements are labeled as covering this five-month period, they actually reflect only the two months preceding the spin-off. The language in the audit report states that the financial statements are those of a division of Penn Octane Corporation. Because it similarly references the five-month period, extending beyond the point at which it ceased to be a division of Penn Octane Corporation, the language is problematic.

        Given the foregoing, it will be necessary for you to further amend your filing to correct the labeling of the financial statements and for your auditor to correct the periods referenced in the audit opinion. The financial statements should be labeled in a manner that is consistent with the actual periods of activity being presented.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Donald F. Delaney, staff accountant, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686, with any other questions.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief